Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2011

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2011 and 2010:

	2011		2010
	$ million	% of total	$ million	% of total
Time charter-fixed rate	14.7	15%	16.9	15%
Time charter-variable rate (profit-share)	30.2	30%	44.2	39%
Time charter-bareboat	2.3	2%	2.3	2%
Voyage charter-spot market	41.4	41%	36.3	32%
Voyage charter-contract of affreightment	5.3	5%	10.1	9%
Pool arrangement	7.4	7%	3.0	3%

Total voyage revenue	101.3	100%	112.8	100%

Voyage revenue earned for the six months ended June 30, 2011 and 2010:

	2011		2010
	$ million	% of total	$ million	% of total
Time charter-fixed rate	29.7	15%	38.4	18%
Time charter-variable rate	68.4	34%	87.2	40%
Time charter-bareboat	4.6	2%	4.6	2%
Voyage charter-spot market	71.3	36%	59.0	27%
Voyage charter-contract of affreightment	11.9	6%	21.9	10%
Pool arrangement	14.6	7%	6.4	3%

Total voyage revenue	200.5	100%	217.5	100%

Voyage revenue earned during the three months ended June 30, 2011 was $101.3 million, or 10.2% less than in the three months ended June 30, 2010. The decrease was partly due to the fact that two VLCCs came off time charter at the end of the first quarter into a severely depressed VLCC market and taking into account repositioning voyages, contributed to almost a third of the total loss suffered in the second quarter, and partly because average rates achieved for most vessel categories, apart from the smaller handysize and handymax tankers, were down (as indicated in the table below) due to the difficult freight market resulting from global tanker fleet overcapacity.

During the second quarter, the Company operated on average 47.5 vessels compared to 45.0 in the second quarter of 2010. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter of 2011 was 96.6%, compared to 97.8% in the second quarter of 2010. The days lost in the second quarter of 2011 primarily relate to the dry-docking of Alaska and Promitheas, off-hire on Vergina II en route for delivery to its new owners which took place on June 24, 2011, and off hire days for Sapporo Princess, Asahi Princess, Maria Princess, La Prudencia and La Madrina and also Nippon Princess en route to replace Vergina II. In the second quarter of 2010, days lost included dry-docking of Eurochampion and La Prudencia.

Operating days on pure time-charter without profit share increased by 146 days or 22.0% between the two second quarters, although the amount of revenue earned fell by 13%. This change arose as a result of the renewal of two time charters at lower rates and the expiration of another two time-charters within 2010, which also were replaced with charters at lower rates. There was an 8% decrease in the number of days utilized in profit-share arrangements which totaled 1,676 compared to 1,823 in the second quarter of 2010, while revenue earned in profit sharing arrangements decreased by 30%. The decline in revenue earned was less than in the previous second quarter due to reduced profit for sharing. The number of days in the second quarter 2011 that vessels were employed on spot, contract of affreightment and pool voyages increased to 1,684 from 1,514 in the second quarter of 2010, with a commensurate increase in total revenue earned for these three categories.

As a consequence of the weak market due to overcapacity, especially in the crude carriers, average revenue earned per vessel within the second quarter of 2011 was lower than the previous year’s second quarter, despite better handysize and handymax rates achieved. The LNG carrier came off a profitable time-charter since the second quarter of 2010, and from August 2010 secured a one-year charter at a lower rate. The earnings of the smaller product carriers on profit-sharing arrangements were only at the fixed minimum rate, which helped protect the overall income stream as actual market rates were often considerably below the fixed minimums. The suezmaxes and aframaxes earned on average significantly lower TCE rate in the second quarter of 2011 as all suezmaxes were under profit sharing arrangements earning minimal if any profit in the quarter whereas in the second quarter 2010 average suezmax rates were boosted by certain vessels earning profit share during a stronger market. Panamax average rates earned were slightly lower, most of these vessels being on a minimum charter with profit-share, but actually earning no profit, while in the second quarter of 2010, some profit was earned. This was offset by the disposal of the two older panamaxes, Hesnes and Victory III, which had poor earnings in 2010.

During the six months ended June 30, 2011, voyage revenue decreased by $17.0 million, or 8%, compared to revenue achieved in the six months ended June 30, 2010. The decrease was primarily due to a generally softer freight market compared to the previous year’s equivalent period caused by the slowdown of trading activity exacerbated by increasing vessel supply. For the six months of 2011, on average 47.7 vessels were operated compared to 45.8 in the first six months of 2010. Since the end of the second quarter of 2010 to June 30, 2011, the Company has taken delivery of the aframax Uraga Princess, the panamaxes World Harmony, Chantal, Selini and Salamina and the suezmax Spyros K and sold the panamax Victory III and the aframaxes Opal Queen and Vergina II. For the six month periods the utilization achieved was 97.7% in 2011 and 98.5% in 2010. Apart from the lost days of the second quarter, the six month period of 2011 also includes more lost days on the dry-docking of Archangel which started in the first quarter of 2011 and off-hire on La Madrina.

The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $16,426 per day compared to $22,059 for the previous year’s second quarter. Average daily TCE rate earned for the three and six month periods ended June 30, 2011 and 2010 were:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
LNG carrier	22,991	27,378	22,996	37,788
VLCC	19,739	43,549	22,820	36,857
Suezmax	23,221	29,570	24,147	28,880
Aframax	13,263	25,543	15,739	23,627
Panamax	15,609	16,918	16,064	15,719
Handymax	13,161	10,361	12,213	10,877
Handysize	14,955	13,796	14,708	14,941

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Voyage revenues	$101,309	$112,847	$200,505	$217,521

Less: Voyage Expenses	(33,707)	(25,475)	(57,240)	(44,924)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	910	1,810	1,810

Time charter equivalent revenues	$68,512	$88,282	$145,075	$174,407

Divided by: net earnings (operating) days	4,171	4,002	8,433	8,161
Average TCE per vessel per day	$16,426	$22,059	$17,203	$21,371

Commissions

Commissions amounted to $3.7 million, or 3.7% of voyage revenue from vessels, during the quarter ended June 30, 2011, compared to $4.1 million, or 3.6% of voyage revenue, for the quarter ended June 30, 2010. For the six month period, commissions amounted to $7.1 million or 3.5% of voyage revenue in 2011, compared to $8.1 million, or 3.7% of voyage revenue in 2010. The overall decrease in both periods was primarily due to reduced revenues. Changes in the employment of several vessels, especially to pool arrangements for the six month period, on which lower commission was charged, also contributed.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators.

Voyage expenses for the three months ended June 30, 2011 and 2010:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2011	2010		2011	2010
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	25.5	17.5	45.5%	19,819	14,563	36.1%
Port and other expenses	8.2	8.0	3.2%	6,371	6,596	(3.4)%

Total	33.7	25.5	32.3%	26,190	21,159	23.8%

Voyage expenses for the six months ended June 30, 2011 and 2010:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2011	2010		2011	2010
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	41.0	29.0	41.7%	16,989	14,275	19.0%
Port and other expenses	16.2	15.9	1.4%	6,683	7,849	(14.9)%

Total	57.2	44.9	27.4%	23,672	22,124	7.0%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. Voyage expenses were $33.7 million during the quarter ended June 30, 2011, compared to $25.5 million during the prior year’s second quarter, a 32.3% increase. The number of days that the vessels were employed on spot and contract of affreightment in the second quarter of 2011 were 1,138 compared to 1,115 in the prior year’s second quarter, only a 2.1% increase. In the first six months of 2011, there was a 16.4% increase, from 1,908 days in the first six months of 2010 to 2,220 days in the first six months of 2011. The increase in bunkering expenses is mostly due to the increase in the average price of bunkers by approximately 32% between the quarters and the six month periods and partly because in the second quarter of 2011 the two VLCCs La Prudencia and La Madrina were trading in the spot market having been obliged to perform long repositioning voyages, therefore increasing the volume of bunkers by 20% compared to prior year second quarter. Port and other expenses have increased by 3.3% between the three month periods and by 1.4% between the six month periods, but their average daily cost decreased by 12.9% between the two six month periods.

Charter hire expense

In the three and six months periods ended June 30, 2011, there were no chartered-in vessels. For the second quarter of 2010, charter-hire expense amounted to $1.4 million, relating to the suezmax Decathlon which was sold in March 2010 to a third-party and time-chartered back at market rate until redelivery in mid-June 2010. For the first half of 2010, the charter-hire expense amounted to $1.9 million primarily relating to such vessel.

Vessel operating expenses

Operating expenses for the three months ending June 30, 2011 and 2010:

	Operating expenses			Average daily operating expenses per vessel
	2011	2010		2011	2010
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	18.9	17.9	5.7%	4,462	4,463	0.0%
Insurances	4.2	3.6	16.0%	989	902	9.6%
Repairs and maintenance, and spares	4.3	2.6	69.3%	1,014	634	59.9%
Stores	1.5	1.8	(17.0)%	359	456	(21.3)%
Lubricants	1.6	1.2	29.5%	374	305	22.6%
Other (quality and safety, taxes, registration fees, communications)	2.6	2.3	14.0%	628	582	7.9%

Total	33.1	29.4	12.7%	7,826	7,342	6.6%

Earnings capacity days excluding vessel on bare-boat charter				4,229	4,000

Operating expenses for the six months ending June 30, 2011 and 2010:

	Operating expenses			Average daily operating expenses per vessel
	2011	2010		2011	2010
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	38.1	37.4	2.0%	4,513	4,613	(2.2)%
Insurances	7.9	7.4	6.5%	935	915	2.2%
Repairs and maintenance, and spares	6.9	6.8	1.8%	813	834	(2.5)%
Stores	3.4	4.0	(13.7)%	408	493	(17.2)%
Lubricants	2.9	3.0	(1.7)%	346	367	(5.7)%
Other (quality and safety, taxes, registration fees, communications)	5.4	5.3	0.3%	639	663	(3.6)%

Total operating expenses	64.6	63.9	1.2%	7,654	7,885	(2.9)%

Earnings capacity days excluding vessel on bare-boat charter				8,450	8,103

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium).

Earnings capacity days for the three months period ended June 30, 2011, excluding Millennium, increased by 229 days, or an average of 2.5 vessels more. For the six months period ended June 30, 2010 earnings capacity days, excluding Millennium, increased by 347 days or 1.9 vessels.

Repairs, spares and maintenance expenses also increased in the second quarter of 2011 over the prior year’s second quarter, as three vessels (Archangel, Alaska and Promitheas) performed dry-docking in European yards occurring non-deferrable repair costs.

There was a 13.1% weakening of the U.S. dollar, in the second quarter of 2011 compared to the second quarter of 2010, and a 5.8% weakening of the U.S. dollar between the equivalent six months periods. This depreciation mainly impacted crew costs offsetting savings achieved by changes in crew composition on several vessels. Over 50% of crew expenses, relating mainly to Greek officers, are paid in Euro. The depreciation of U.S. dollar also impacted repairs, spares, stores and maintenance expenses as approximately a third of those expenses was paid in Euro.

At June 30, 2011 exactly one year had passed since the jointly created new ship management company known as Tsakos Columbia ShipManagement S.A. (“TCM”) commenced operations on July 1, 2010 and started to manage virtually all the vessels owned by TEN. Even since January 1, 2010, there was cooperation between the joint owners of TCM (Tsakos interests and those of a private German company) in procurement of supplies and parts for vessels. As a result, operating expenses per vessel have fallen from an average of $8,677 for the year 2009 to $7,654 for the six months ending June 30, 2011. A large part of the decline is contributable to TCM in using its purchasing power to obtain better prices in the categories of repairs and maintenance, spares, stores, and lubricants.

Depreciation

Depreciation was $24.9 million during the quarter ended June 30, 2011 compared to $22.3 million during the quarter ended June 30, 2010, an increase of 11.3%. For the first six months of 2011, depreciation was $49.1 million compared to $43.9 million in the prior year first six months, an 11.8% increase. The increase in the depreciation expense was due to the addition of six new vessels since the second quarter of 2010, while for the six month period, five vessels which were sold in 2010 bore no depreciation in 2010 as they were held for sale at the end of 2009.

Amortization of deferred charges

During the quarter ended June 30, 2011, amortization of deferred dry-docking charges was $1.2 million compared to $1.1 million during the quarter ended June 30, 2010. For the most part the total quarterly charge for the respective quarters relate to the same charges for the same vessels. The difference between the quarters is primarily the difference between new quarterly amortization for more recent dry-dockings and the amortization relating to earlier dry-dockings where the deferred charges have been totally amortized in the intervening period.

Impairment

Our tests do not indicate that an impairment charge is required for any particular vessel at June 30, 2011. At December 31, 2010, it was determined that the carrying value of the aframax tanker Vergina II was in excess of its estimated fair market value and that the vessel would not generate adequate cash flow over its expected remaining life in excess of its carrying value. As a result, the carrying value was reduced to fair market value at December 31, 2010. In the first quarter 2011, plans were activated to sell the vessel before its next dry-docking, scheduled for July 2011, and the vessel was accounted for as held-for-sale at March 31, 2010. The vessel was sold in June 2011 prior to dry-docking. The current poor market conditions in the tanker market have negatively affected vessel valuations. Should existing market conditions continue, the possibility will increase that both the market value of the older vessels and the future cash flow they are likely to earn over their remaining lives will be less than their carrying values and an impairment loss will occur.

Management fees

Management fees totaled $3.9 million during the quarter ended June 30, 2011, compared to $3.2 million for the quarter ended June 30, 2010, a 21.1% increase. For the six months ended June 30, 2011, management fees were $7.8 million compared to $6.6 million in the previous first half year, an 18.5% increase. Apart from the growth in fleet number, the main reason was the fee increase in fees on July 1, 2010. There has been no further increase since then.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. From July 1, 2010, vessel monthly fees were increased by $3,000 to $27,000 for owned operating vessels or approximately $99 per day per vessel, and to $32,000 in the case of the LNG carrier.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.1 million during the quarter ended June 30, 2011 compared to $0.8 million during the previous year’s second quarter, an increase of 33.4% mainly due to new project costs and IT expenses relating to new SEC XBRL requirements and upgrading of the Company’s reporting system. For the six months to June 30, 2011, general and administrative expenses were $2.2 million compared to $1.8 million during the previous year’s first six months, an increase of 22.4% mainly due to the same reasons as the three month periods.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,231 for the second quarter of 2011, compared to $1,077 in the second quarter of 2010. The increase is due to the increased management fees and general and administrative expenses. For the respective sixth month periods, the daily overhead per vessel was $1,241 and $1,108.

Stock compensation expense

The stock compensation expense represents the amortization of restricted share units (RSUs) for the second quarter of 2011. The charge amounted to $0.3 million compared to

$0.4 million in the second quarter of 2010. For the first half of 2011 and 2010 respectively, the charge was $0.7 million and $0.8 million. In the second quarter of 2011, 72,500 RSUs vested and a further 12,000 RSUs were granted to non-executive directors. As at June 30, 2011, the number of outstanding RSUs was 139,250, of which 54,750 will vest at December 31, 2011 and the remaining 84,500 RSUs will vest at June 30, 2012. The amortization charge for RSUs awarded to directors and officers is based on their fair value which is based on the Company’s share price on the grant date of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain/(loss) on sale of vessels

The aframax tanker Vergina II was sold in the second quarter of 2011 for $10.9 million, realizing a capital loss of $0.8 million due to expenses on its sale. During the first quarter of 2011, the Company sold the aframax Opal Queen for $34.0 million realizing a gain of $5.8 million. During the second quarter of 2010, the Company sold the aframax Marathon for $38.5 million realizing a gain of $5.8 million and the panamax Hesnes for $7.4 million realizing a minimal gain. During the first quarter of 2010, the Company sold the aframax Parthenon for $39.5 million realizing a gain of $8.4 million, and the suezmax Decathlon for $51.5 million realizing a gain of $5.9 million.

Operating income/(loss)

Loss from vessel operations was $1.7 million (including loss on the sale of a vessel amounting to $0.8 million) during the second quarter of 2011, compared to income of $30.1 million income (including gains on the sale of vessels amounting to $5.8 million) during the second quarter 2010, representing a 105.5% decrease. During the first half of 2011, income from vessel operations was $13.7 million (including gains on the sale of vessels amounting to $5.0 million), compared to $63.2 million (including gains on the sale of vessels amounting to $20.2 million) during the first six months of 2010, representing a 78.3% decrease.

Interest and finance costs

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Loan interest expense	6.4	5.6	12.7	11.4
Swap interest expense	9.4	9.9	17.1	17.6

Less: Interest capitalized	(0.9)	(0.7)	(1.8)	(1.2)

Interest expense, net	14.9	14.8	28.0	27.8

Bunkers swap cash settlements	(1.7)	(0.7)	(2.9)	(1.4)
Change in fair value of non-hedging bunker swaps	1.5	2.5	(1.1)	3.3
Amortization of deferred loss on de-designated interest rate swap	0.4	0.4	0.8	0.5
Expense of portion of accumulated negative valuation of de-designated interest rate swap	0.5	—	0.5	0.4
Change in fair value of non-hedging interest rate swaps	1.0	4.1	(2.5)	4.3
Amortization of loan fees	0.2	0.3	0.5	0.6
Bank charges	0.1	0.1	0.1	0.1

Net total	16.9	21.5	23.4	35.6

Interest and finance costs were $16.9 million for the second quarter of 2011, compared to $21.5 million for the quarter ended June 30, 2010, a 21.4% decrease. Loan interest (excluding the impact of interest rate swaps) in the second quarter 2011 increased by 14% to $6.4 million from $5.6 million in the second quarter of 2010. The average balance of outstanding debt was approximately $1,529 million for the second quarter of 2011 compared to $1,448 million for the previous year’s second quarter and the average loan interest rate increased to 1.7%. However, the average all-in loan finance cost in the second quarter of 2011, taking account of net swap interest paid, was 4.1% compared to 4.2% in the previous year’s second quarter. Interest paid on swaps amounted to $9.4 million in the second quarter 2011 compared to $9.9 million in the second quarter of 2010, mainly due to the slight increase in variable interest rates and the drop of notional swap amounts.

For the six months to June 30, 2011, interest and finance costs were $23.4 million compared to $35.6 million, a 34.3% decrease. Loan interest increased to $12.7 million from $11.4 million due to an 11% increase in interest rates and a 5% increase in average loans outstanding. However, interest paid on swaps decreased to $17.1 million from $17.6 million in the prior years first six months.

There was a non-cash negative net movement of $1.0 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2011, compared to a negative movement of $4.1 million in the second quarter of 2010. In the six months to June 30, 2011, there was a positive movement of $2.5 million compared to a negative movement of $4.3 million for the first six months of 2010.

In the second quarter of 2011, one vessel, previously hedged by a swap de-designated in 2010, was sold and as a result a part of the accumulated negative valuation relating to this swap amounting to $0.5 million was transferred from other comprehensive loss to the income statement. In the first half of 2010, on the de-designation of the swap, an amount of $0.4 million was transferred from other comprehensive loss to the income statement. In addition, the remaining part of the accumulated negative valuation relating to this interest rate swap amounting to $3.9 million at June 30, 2011, is being amortized to earnings over the remaining life of the swap to 2014. The total amount amortized in the first six months of 2011 (not including the transfer to income statement referred to above) was $0.8 million and $0.5 million in the first six months of 2010.

Also in the second quarter of 2011, there was a negative non-cash movement of $1.5 million on bunkers swaps entered into in March 2009, which do not qualify as hedging instruments and an actual receipt of $1.7 million on these swaps. In the second quarter of 2010, there was a negative movement of $2.5 million on these swaps and $0.7 million cash was received. For the six months to June 30, 2011, cash received amounted to $2.9 million ($1.4 million in the prior period) and valuation movements amounted to a positive $1.1 million compared to a negative $3.3 million in the prior year first six months.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the second quarter of 2011, capitalized interest was $0.9 million compared to $0.7 million in the previous year’s second quarter, the increase being due to the large installments made on the two suezmaxes under construction, Spyros K and Dimitris P, which were delivered in the second and third quarter of 2011. For the first six months of 2011 and 2010, capitalized interest was $1.8 million and $1.2 million, respectively.

Amortization of loan expenses amounted to $0.2 million in the second quarter of 2011 and $0.3 million in the second quarter of 2010.

Interest income

Total income derived from bank deposits was $0.6 million during the second quarter of 2011 and $0.7 million during the quarter ended June 30, 2010. For the six month periods, 2011 and 2010, $1.2 million and $1.3 million were earned respectively, the decreases being mainly due to the drop in average cash balances between the relevant periods.

Net income attributable to the non-controlling interest

A third-party company has a non-controlling interest of 49% in our subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the second quarter 2011 amounted to $0.1 million compared to $0.7 million in the second quarter 2010. For the six months to June 30, 2011, the income attributable to the non-controlling interest amounted to $0.3 million compared to $0.9 million in the first six months of 2010. The decrease for both periods was primarily due to the settlement of a prior year claim in the second quarter of 2010.

Net income/loss attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2011 was $18.1 million, or $0.39 per diluted share versus net income of $8.5 million, or $0.22 per diluted share for the quarter ended June 30, 2010. Net loss attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2011 was $8.8 million, or $0.19 per diluted share versus $27.9 million net income, or $0.73 per diluted share for the six months ended June 30, 2010.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding program and dry-docking schedule requires us to expend cash. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our non-restricted cash holdings as at June 30, 2011 of $227.5 million, and the number of vessels we have on time charter, we believe that even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2012, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to $82.4 million at June 30, 2011, compared to $161.9 million as at June 30, 2010. Non-restricted cash balances at June 30, 2011 were $227.5 million compared to $305.6 million at June 30, 2010.

Net cash provided by operating activities was $7.9 million in the quarter ended June 30, 2011, compared to $24.5 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $35.6 million in 2011, compared to $44.5 million in the first six months of 2010 due to lower net income in the first six months of 2011.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2011, an amount of $3.2 million was paid on the dry-docking of Archangel, Alaska and Promitheas, while payments of $2.6 million were made on the dry-dockings of La Prudencia and Eurochampion in the second quarter of 2010. For the six months periods, $3.2 million was paid in 2011 compared to $3.0 million in the previous years first six months.

Net cash used in investing activities was $39.0 million for the quarter ended June 30, 2011, and $53.4 million for the quarter ended June 30, 2010. In the second quarter of 2011, net funds for acquisitions and improvements on existing vessels amounted to $30.0 million, relating to the acquisition of Spyros K while $44.0 million was paid in the prior second quarter for the acquisition of Sapporo Princess. In the second quarter of 2011, the vessel Vergina II was sold generating net sales proceeds of $9.7 million. For the six month period, vessel net sales proceeds generated $42.5 million. In the first six months of 2010, vessel net sale proceeds generated $134.1 million.

In the second quarter of 2011, advances for vessels under construction amounted to $30.3 million compared to $54.2 million in the second quarter of 2010. For the six month period, such advances amounted to $41.7 million in 2011 and $93.5 million in 2010. There were three vessels on order as at June 30, 2011 and three on order as at June 30, 2010. The suezmax Spyros K was delivered in May 2011 and the second suezmax, Dimitris P, was delivered in August 2011. The final two vessels under construction are suezmax DP2 shuttle tankers, their construction contracts signed on March 21, 2011 with Sungdong Yard of South Korea at a contract price of $92 million each, the first to be delivered at the end of 2012 and the second at the beginning of 2013. In total, $180.2 million was remaining to be paid on vessel installments at June 30, 2011. An amount of $14.6 million was paid in July 2011 being the last installment for Dimitris P, and $18.4 million is payable in the second half of 2011 relating to the two shuttle tankers. A further $101.2 million will be paid in 2012 for the two shuttle tankers and a final $46 million in 2013. We are in discussion with banks as to the partial financing of these two vessels

Net cash used in financing activities was $1.1 million in the quarter ended June 30, 2011, compared to $11.0 million provided by financing activities during the quarter ended June 30, 2010. Net cash used in financing activities was $52.7 million in the six months ended June 30, 2011, compared to $31.6 million during the six months ended June 30, 2010. In the second quarter of 2011, $48.0 million new debt was drawn down for the acquisition of the suezmax, Spyros K. In the second quarter of 2010, $79.0 million new debt was drawn down for the delivery of Sapporo Princess and Uraga Princess. In the second quarter of 2011 there were scheduled loan repayments of $30.5 million and an $8.6 million pre-payment on the sale of Vergina II, compared to $28.8 million scheduled repayments and prepayments of $34.6 million in the second quarter of 2010.

Total debt outstanding decreased from $1,548 million at the beginning of the second quarter 2011 to $1,529 million by the quarter end. The debt to capital (equity plus debt) ratio was 60.3% at June 30, 2011 (or 56.2% on a net of cash basis). No new interest rate swaps were arranged during the second quarter, although one new swap with a notional amount of $41.6 million was arranged in July 2011 with an effective date in May 2013. Interest rate swap coverage on outstanding loans at June 30, 2011 was approximately 54%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain an agreed upon minimum liquidity, a minimum hull value per vessel as compared with the outstanding loan of such vessel and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. Non-compliance with any of these covenants could result in a default under our credit agreements, requiring the Company to prepay the amount required to redress the default. The most significant risk in the current economic environment has been the decline in vessel values. If values were to further decline again to lower levels than witnessed in recent months, it could eventually lead to non-compliance in respect of the minimum hull value to loan requirement and the leverage ratio on one or more of our loans. At June 30, 2011, the Company was compliant with the financial covenants included in all of the bank loan agreements.

In the second quarter of 2011, 72,500 new shares were issued on vesting of RSU’s granted on July 1, 2010. In the second quarter of 2010, all remaining Treasury Stock totaling 94,500 shares at March 31, 2010 were issued and 445,127 new shares were issued and sold, raising a total of $8.5 million, as part of the “at-the-market” equity offering program which was initiated in December 2009 and terminated in May 2010.

Quarterly dividends of $0.15 each were paid on February 2, April 28 and August 10, 2011 and amounted to $6.9 million for each distribution. The dividend policy of the Company was amended in May 2010 to pay dividends on a quarterly basis, but still depending on cash availability and requirements, and with a target of between 25% and 50% of the net income in any given year, although even in the absence of adequate net income, a dividend is still payable given the level of retained earnings. In the second quarter of 2010 a final dividend for the year 2009 was paid in April 29, 2010, and a first quarterly dividend of $0.15 was paid on July 15, 2010.